Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2006

Presentation of Financial Information

Unless we have indicated otherwise, or the context otherwise requires, references in this Form 6-K to "Mittal Steel", “Mittal Steel Company”, "we", "us", "our" and "the Company" or similar terms are to Mittal Steel Company N.V., formerly known as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries). "Ispat International" refers to Ispat International N.V. and its subsidiaries as they existed prior to the acquisition of LNM Holdings N.V. by Ispat International on December 17, 2004 and to their predecessor companies for periods prior to the organization of Ispat International in 1997. "LNM Holdings" refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their acquisition by Ispat International on December 17, 2004 and to their predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings N.V.'s name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G.

To the extent that references in this Form 6-K to "Mittal Steel" are made with respect to time periods occurring before December 17, 2004, "Mittal Steel" means Ispat International and its subsidiaries and their predecessors adjusted after giving effect to the business combination with LNM Holdings and its subsidiaries and their predecessors. "ISG" refers to International Steel Group Inc. and its subsidiaries as it existed prior to its acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG's name was changed to "Mittal Steel USA ISG Inc.", the operations were merged with Ispat Inland on December 31, 2005 and the name of the surviving entity was changed to Mittal Steel USA Inc. All references in this Form 6-K to "Mittal Steel USA" refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel's other U.S. operating subsidiary, Ispat Inland Inc.

All references in this Form 6-K to "Mittal Steel Kryviy Rih" refer to the operations of Kryvorizhstal, Ukraine which was acquired by the Company on November 25, 2005 and subsequently renamed OJSC Mittal Steel Kryviy Rih, or Mittal Steel Kryviy Rih. The acquisition is being accounted for as a purchase business combination in accordance Statement of Financial Accounting Standards ("SFAS") 141 "Business Combinations".

All references in this Form 6-K to "Hunan Valin" refer to Hunan Valin Steel Tube & Wire Company, China.

Key Factors Affecting the Business

Cyclicality of the Steel Industry

The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are sensitive to a number of supply and demand factors. Recently, steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by the substantial increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, mainly metals and energy, as well as transportation cost and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

In 2005, world crude steel production increased by 6.1% to 1.1 billion tonnes as compared with 1.0 billion tonnes for the same period in 2004. The growth in 2005 was primarily led by China, which increased production by 74 million tonnes, or 21.3%. In North America steel output declined by 6 million tonnes, or 4.8%, to 127 million tonnes. The North American steel industry was able to reduce production in line with demand in 2005 and to liquidate the excess inventories built-up during 2004. Steel output in the 25 member states of the European Union also declined by 4.0% to 186 million tonnes during 2005. This was largely attributable to cutbacks in production due to excess inventories.

For the three months ended March 31, 2006, world crude steel production increased by 5% to 284 million tonnes as compared with 270 million tonnes for the three months ended March 31, 2005. China produced 92 million tonnes of crude steel for the three months ended March 31, 2006, 17.6% more than for the three months ended March 31, 2005. India produced 10 million tonnes of crude steel for the three months ended March 31, 2006, 16.8% more than for the three months ended March 31, 2005. Total production in the Asia region for the three months ended March 31, 2006 was 147 million tonnes, 11.3% higher than for the three months ended March 31, 2005. In the 25 member states of the European Union, total steel production for the three months ended March 31, 2006 was 49 million tonnes, nearly the same amount for the three months ended March 31, 2005.

Production in North America of 32 million tonnes and in Commonwealth of Independent States (“CIS”) countries of 28 million tonnes also remained flat for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005.

Costs of key raw materials continued to increase in the first three months of 2006 after having increased in 2005, due to imbalances between demand and supply in certain regions, as well as volatile freight costs. Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional and there could also be time lag. Percentage increases in costs of input factors are driven by demand-supply balance and demand from alternative markets. Similarly, steel pricing and demand is driven by demand from end-users. Surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by short-term market forces. Steel prices declined while input costs increased during the first three months of 2006 as compared to the first three months of 2005, leading to narrower margins for steel producers.

Raw Materials and Ocean Freight Costs

The increased global demand for steel has resulted in significant pressure for price increases for key commodity inputs such as iron ore, scrap, coke and alloys, in the last few years. In the first three months of 2006, iron ore and alloy prices continued their upward trend. While the impact of these cost increases at Mittal Steel is partially mitigated by its ownership of certain mining assets, cost increases adversely affected our results for the first quarter of 2006.

From 2003 through the first quarter of 2006, Chinese steel production continued a massive growth trend that eliminated the traditional surplus of raw material supply. Simultaneously, the steel demand economies of Europe, Japan and North America came out of recession resulting in a large additional raw materials demand.

Iron Ore

Negotiated iron ore prices have increased since 2004. Prices in 2005 were concluded at the end of February 2005 for a contract period of April 2005 – March 2006 (which is a standard contract period for international settlements). The increase in iron ore prices since 2004 is due to a combination of high Chinese demand and excessive concentration of world supply between Brazil and Australia.

The imbalance arising from both these factors continued into the first three months of 2006, and it is expected that there will be another increase in iron ore prices during 2006. For example, ThyssenKrupp has reportedly finalized an iron ore fines contract for a period of one year effective from April 1, 2006, with a price increase of about 19% over the previous contract. Despite nominal efforts at restraint by the Chinese government, Chinese iron ore imports continue to set new records.

Coking Coal

Prices for international hard coking coal fell by approximately $10 per tonne in the first quarter of 2006 as compared to the first quarter 2005 to approximately $115 per tonne. The prices of lower grade coals fell by a greater percentage than did the prices of hard coking coal. High oil prices and high levels of economic activity stabilized overall coal prices in the first quarter of 2006 as compared to the falling prices in the second half of 2005.

Coke

Higher prices for coal have not been followed by higher prices of coke in the recent period. Due to an excess of Chinese coke, coke prices fell throughout late 2005 and early 2006 from a high of approximately $400 per tonne free on board (“FOB”) in early 2004. Prices remain below $150 per tonne FOB at end of first quarter of 2006 as compared to approximately $250 per tonne for the price at the end of the first quarter of 2005. The market distortion between coking coal and coal prices indicates a potential for instability in these markets.

Natural Gas

During the first quarter of 2006 the North American natural gas markets declined due to unseasonably warm weather and an abundant supply. Prices ranged from highs of $10.74 per mmbtu to a low of $6.58 per mmbtu during the period. In addition, the flight of speculative interest from gas into oil and base metals during the period lead to a softer market.

The reverse is true in Europe, where gas prices have been highly volatile, mostly due to storage shortages in the United Kingdom and the long winter.

Scrap

Scrap demand has not increased in China. Nevertheless, demand for scrap remains strong globally. Prime scrap is in great demand because Hot Briquetted Iron (“HBI”) and pig iron supplies decreased globally; HBI has decreased because of a shortage of pellets and limited natural gas supplied from Venezuela and pig iron availability has decreased because pig iron production facilities closed down when the Brazilian real strengthened against the U.S. dollar to the point operators lost their margins. In addition, demand for obsolete scrap has remained strong because Turkey continues to price its purchases based on billet and rebar prices and the global freight rates have remained moderate. Nevertheless, scrap prices continued to remain volatile.

Ocean Freight

The ocean freight market continued to remain strong during the first quarter of 2006 after a slight drop during January 2006. China remains the driving force for the demand of dry cargo ships. The expected delivery of new ships (approximately 6.5% of the existing fleet) did not have a significant effect due to an increase in cargo volume. With the exception of China, iron demand and coal shipments to various parts of world also increased due to high oil and gas prices. The freight market is expected to remain relatively strong during at least the remainder of 2006.

Impact of Exchange Rate Movements

Mittal Steel operates in different geographical locations with different functional currencies. During the first three months of 2006, the U.S. dollar was strong, as compared to first three months 2005, against most of the currencies where Mittal Steel operates, including the Euro, Central and Eastern European currencies, South African rand, Kazakh tenge and Algerian dinar. The U.S. dollar was weaker against the Mexican peso, Canadian dollar and Ukrainian hryvnia in the first three months of 2006 as compared to the first three months of 2005. These exchange rate movements had a favorable impact on the cost position of some of Mittal Steel's operating subsidiaries, such as the European, South African, and Kazakh operating subsidiaries and had an adverse impact on other operating subsidiaries, such as Mexico. The weakening dollar since March 31, 2006 should affect this trend for the second quarter 2006. The translation impact of the functional currencies into U.S. dollars was favorable for most of Mittal Steel's non-U.S. functional currency operating subsidiaries.

Mittal Steel manages foreign exchange risk through specific hedges to the extent management considers appropriate.

Recent Developments

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On April 1, 2006, Ispat Inland ULC redeemed $150 million of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010. The floating rate notes were redeemed at a price of 103.0% of the principal amount (the call premium of $4.5 million was expensed in the first quarter 2006).

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On April 4, 2006, Mittal Steel signed a $200 million loan agreement with the European Bank for Reconstruction and Development for on-lending to Mittal Steel Kryviy Rih. The loan has a maturity of seven years and bears interest based on LIBOR plus a margin based on a ratings grid.

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On April 20, 2006, the Pension Benefit Guaranty Corporation (“PBGC”) converted the entire $35 million outstanding principal amount plus accrued interest of the convertible note issued by ISG into 1,268,719 class A common shares of Mittal Steel.

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On April 28, 2006, a fire halted production in one of the steelmaking shops at Mittal Steel USA Indiana Harbor facility in East Chicago, USA. The current assessment indicates that steel production will be down by approximately 200,000 tons. The damage to equipment and losses associated with business interruption in excess of the Company’s deductible is expected to be covered by insurance. We expect our customer commitment to remain unaffected.

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In connection with its acquisition of Kryvorizhstal, Mittal Steel and the State Property Fund of Ukraine (the “SPF”) entered into an Agreement for Sale and Purchase of Shares dated October 28, 2005 (the “SPA”). The SPA includes various undertakings by Mittal Steel relating to innovation, investment, environmental and labor matters. There is currently a disagreement between Mittal Steel and the SPF concerning the interpretation of one of the undertakings made by Mittal Steel in the SPA relating to employee salary levels. In early May 2006, SPF officials made public statements that Mittal Steel is not in compliance with such undertaking, and alluded to possible legal action. By letter dated May 12, 2006, the SPF notified Mittal Steel that it considers Mittal Steel to be in non-compliance with one of its undertakings in the SPA, namely that the minimum salary level of workers be at least equal to the “subsistence” level indicated as such in the Ukrainian government budget. The parties differ as to whether the undertaking refers to the subsistence level so indicated at the time of the acquisition or to that indicated in each annual budget for five years. It should be noted that the subsistence level indicated in the 2006 budget increased from that in the 2005 budget. Mittal Steel continues to engage in discussions with the SPF in view of reaching a mutually satisfactory resolution as a business matter to this disagreement. If a resolution is not reached within thirty days following receipt by Mittal Steel of the SPF’s statement of claim (which took place on May 17, 2006), the SPF stated that it would have to refer the matter to arbitration. The SPA provides for final resolution of matters in dispute by arbitration before the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of Ukraine in Kiev. Mittal Steel is not currently in a position to assess the specific remedies (e.g., monetary damages, specific performance and, conceivably, termination of the SPA) that would be sought by SPF in such an arbitration.

 Operating Results

The following discussion and analysis should be read in conjunction with the Mittal Steel’s consolidated financial statements and related notes appearing in the annual report on Form 20-F for the year ended December 31, 2005, and the unaudited consolidated balance sheet as of March 31, 2006 and unaudited consolidated statement of income and cash flow for three months there ended, included in the Company’s Form 6-K filed with the SEC on May 12, 2006.

Note regarding Comparability

Mittal Steel effected two significant acquisitions in 2005 that affect the comparability of the periods under review. These are:

•	The acquisition of Mittal Steel Kryviy Rih, whose results were included from November 26, 2005; and

•	The acquisition of Mittal Steel USA ISG Inc., whose results were included from April 15, 2005.

The following discussion and analysis therefore distinguishes between Mittal Steel’s results including and excluding the effect of these acquisitions.

Key Indicators

The key performance indicators which management uses to analyze operations are sales, average selling price, shipments, cost of sales (excluding depreciation) per ton, and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flows. The following analysis presents key performance indicators by each geographic region.

Sales, Shipments and Average Selling Prices

During the three months ended March 31, 2006, Mittal Steel's sales increased to $8,430 million as compared with $6,424 million for the three months ended March 31, 2005 due to the inclusion of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, sales decreased to $5,395 million for the three months ended March 31, 2006, as compared with $6,424 million for three months ended March 31, 2005.

Average selling prices decreased by 9% for the three months ended March 31, 2006 as compared with the three months ended March 31, 2005. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, average selling prices decreased by 13% for the three months ended March 31, 2006 as compared with the three months ended March 31, 2005.

Mittal Steel's shipments, including inter-company shipments, increased to 15.6 million tons for the three months ended March 31, 2006, as compared with 10.4 million tons for the three months ended March 31, 2005. Excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, shipments remained flat at 10.4 million tons for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005.

The following table sets out the amount of sales as well as trends in sales, shipments and average selling prices in Mittal Steel’s geographic regions for the three months ended March 31, 2006, as compared to the three months ended March 31, 2005:

	Sales Three months ended March 31,(1)			Changes in
Region	2006	2005	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas(2)	4,148	1,921	116	124	1
Europe(3)	2,916	2,964	(2)	27	(21)
Asia & Africa	1,884	2,032	(7)	9	(13)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(3)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table sets out the amount of sales as well as trends in sales, shipments and average selling prices in Mittal Steel’s geographic regions for the three months ended March 31, 2006, as compared to the three months ended March 31, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Sales Three months ended March 31,(1)			Changes in
Region	2006	2005	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas	1,545	1,921	(20)	(7)	(11)
Europe	2,484	2,964	(16)	(1)	(14)
Asia & Africa	1,884	2,032	(7)	9	(13)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

Americas

Sales in the Americas region were higher at $4,148 million for the three months ended March 31, 2006, as compared with $1,921 million for the three months ended March 31, 2005, primarily due to the inclusion of Mittal Steel USA ISG Inc. The 116% increase in sales was largely attributable to an increase in shipments, due to the inclusion of ISG. Excluding Mittal Steel USA ISG Inc., sales were lower in the Americas region at $1,545 million for the three months ended March 31, 2006, as compared with $1,921 million for the three months ended March 31, 2005. The 20% decrease in sales was largely attributable to a decrease in shipments by 7% and average selling prices by 11%. These decreases relate in turn to the less favorable conditions in the steel market in the first quarter of 2006, due to the factors noted in “Key Factors Affecting the Business—Cyclicality of the Steel Industry”.

Total steel shipments in the Americas region increased to 6.8 million tons for the three months ended March 31, 2006, as compared with 3.0 million tons for the three months ended March 31, 2005. The increase in shipments was entirely attributable to inclusion of shipments by Mittal Steel USA ISG Inc. of 3.9 million tons. Excluding Mittal Steel USA ISG Inc., shipments decreased by 7% to 2.8 million tons for the three months ended March 31, 2006, as compared with 3.0 million tons for the three months ended March 31, 2005. Lower shipments in our Trinidadian and Mexican operations were partly offset by increased shipments in Canada.

In the Americas region, average selling prices increased marginally by 1% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. Excluding Mittal Steel USA ISG Inc., average selling price decreased by 11% for the similar period.

Europe

Sales in the European region decreased to $2,916 million for the three months ended March 31, 2006, as compared with $2,964 million for the three months ended March 31, 2005. The 2% decrease was attributable to a 21% drop in average selling prices that was partly offset by a volume increase due to the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, sales decreased to $2,484 million for the three months ended March 31, 2006 as compared with $2,964 million for the three months ended March 31, 2005. The decrease in sales was due to lower shipments by 1% and lower revenues from reduced average selling prices by 14%. These decreases relate in turn to the less favorable conditions in the steel market in the first quarter of 2006, due to the factors noted in “Key Factors Affecting the Business—Cyclicality of the Steel Industry”.

Total steel shipments increased to 5.8 million tons for the three months ended March 31, 2006 as compared with 4.6 million tons for the three months ended March 31, 2005. The 27% increase was primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, shipments decreased 1% to 4.5 million tons for the three months ended March 31, 2006 as compared with 4.6 million tons for the three months ended March 31, 2005. Steel shipments primarily decreased at Mittal Steel Poland and Mittal Steel Galati for the three months ended March 31, 2006 as compared with the three months ended March 31, 2005, which was partly offset by increased shipments at Mittal Steel Ostrava.

In the European region, the average selling price decreased by 21% for the three months ended March 31, 2006 as compared with the three months ended March 31, 2005, with decreases across nearly all European operating units. Excluding Mittal Steel Kryviy Rih, average selling prices decreased by 14% during the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. This decrease was primarily driven by the weakening of the euro and other European currencies which affected selling prices in U.S. dollar terms as well as market conditions having been much stronger in the first quarter of 2005 as compared to the first quarter of 2006.

Asia & Africa

In the Asia & Africa region, sales decreased to $1,884 million for the three months ended March 31, 2006 as compared with $2,032 million for the three months ended March 31, 2005. The 7% decrease is attributable to lower average selling prices, partly offset by improved volumes.

Shipments increased to 3.0 million tons for the three months ended March 31, 2006 as compared with 2.8 million tons for the three months ended March 31, 2005. Increased volumes were largely a result of increased shipments by our Kazakhstan and Algerian operations. In addition, shipments in the first quarter of 2005 had been diminished by a fire in mid-quarter at Mittal Steel Temirtau’s plant. As a result there was a stoppage of Hot Rolled production and subsequent stoppage of rolling mills for want of feed materials. Hot Roll production restarted from April 11, 2005. Production of hot rolled products in the first quarter 2005 was 0.5 million tons with a nil production in the month of March 2005. Due to non-availability of hot roll, all further dependant operations suffered. Corresponding production in the first quarter 2006 was 0.8 million tons.

The average selling price decreased by 13% for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. This decrease resulted largely from a drop in average selling prices at our Algerian operations and South African operations. The overall decrease was partially offset by an increase in prices in our Kazakh operations with a greater focus on direct sales in the CIS countries.

Cost of Sales (excluding depreciation)

The average cost of sales (excluding depreciation) per ton for Mittal Steel increased by 9% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. Excluding the effects of the acquisitions of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih during 2005, average cost of sales (excluding depreciation) per ton increased by 3% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. These increases were primarily the result of increased input costs, both raw materials and energy, reflecting the general state of the steel market.

The following table sets out the amount of cost of sales (excluding depreciation) as well as changes in cost of sales (excluding depreciation) and average cost of sales (excluding depreciation) per ton, in Mittal Steel’s geographic regions for the three months ended March 31, 2006, as compared to the three months ended March 31, 2005:

	Cost of Sales (excluding depreciation) Three months ended March 31,(1)		Changes in
Region	2006	2005	Cost of Sales (excluding depreciation)	Av. Cost of Sales (excl. depreciation) per ton
	(in $ millions)	(in $ millions)	(%)	(%)
Americas(2)	3,597	1,283	(180)	(25)
Europe(3)	2,333	2,155	(8)	16
Asia & Africa	1,472	1,265	(16)	(18)

(1)	Amounts are prior to inter-company eliminations and include non-steel cost sales.
(2)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(3)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table sets out the amount of cost of sales (excluding depreciation) as well as changes in cost of sales (excluding depreciation) and average cost of sales (excluding depreciation) per ton in Mittal Steel’s geographic regions for the three months ended March 31, 2006, as compared to the three months ended March 31, 2005, excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Cost of Sales (excluding depreciation) Three months ended March 31,(1)		Changes in
Region	2006	2005	Cost of Sales (excluding depreciation)	Av. Cost of Sales (excl. depreciation) per ton
	(in $ millions)	(in $ millions)	(%)	(%)
Americas...................................................	1,343	1,283	(5)	(12)
Europe.......................................................	2,015	2,155	6	6
Asia & Africa.............................................	1,472	1,265	(16)	(18)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

Americas

In the Americas region, average cost of sales (excluding depreciation) per ton increased by 25% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. Excluding Mittal Steel USA ISG Inc., average cost of sales (excluding depreciation) per ton increased by 12% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. The increase in average cost of sales (excluding depreciation) per ton in the Americas region was primarily due to increased cost of inputs and, more generally, the higher cost base of Mittal Steel USA ISG Inc. relative to Mittal Steel’s pre-existing operations in the Americas.

Europe

In the European region, average cost of sales (excluding depreciation) per ton decreased by 16% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005, due primarily to the lower cost base of Mittal Steel Kryviy Rih relative to Mittal Steel’s pre-existing European operations. Excluding Mittal Steel Kryviy Rih, average cost of sales (excluding depreciation) per ton decreased by 6% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. This decrease was primarily due to the impact of strengthening of the U.S. dollar as compared to the euro and other European currencies.

Asia & Africa

In the Asia & Africa region, average cost of sales (excluding depreciation) per ton increased by 18% for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005. The increase in average cost of sales (excluding depreciation) per ton was due to increased cost of inputs. Average cost of sales (excluding depreciation) per ton in three months ended March 31, 2005 was higher at our Kazakh operations primarily due to use of purchased Hot Rolled products as a result of the fire at the plant.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the three months ended March 31, 2006 increased by 15% as compared with the three months ended March 31, 2005, primarily due to the inclusion of Mittal Steel USA ISG Inc., Mittal Steel Kryviy Rih and mergers and acquisitions related expenses.

Operating Income

Operating income for the three months ended March 31, 2006 was $1.0 billion as compared with $1.7 billion for the three months ended March 31, 2005.

The following table summarizes operating income and operating margin of Mittal Steel’s geographic regions for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005:

	Operating Income Three months ended March 31,		Operating Margin
Regions	2006	2005	2006	2005
	(in $ millions)	(in $ millions)	(%)	(%)
Americas(1)	340	568	8	30
Europe(2)	344	492	11	17
Asia & Africa	282	632	15	31

(1)	Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.
(2)	Includes results of Mittal Steel Kryviy Rih from November 26, 2005.

The following table summarizes operating income and operating margin of Mittal Steel’s geographic regions for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005 excluding Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Operating Income Three months ended March 31,		Operating Margin
Regions	2006	2005	2006	2005
	(in $ millions)	(in $ millions)	(%)	(%)
Americas	122	568	8	30
Europe	284	492	12	17
Asia & Africa	282	632	15	31

Americas

Operating income for the three months ended March 31, 2006 for the Americas region decreased to $340 million as compared with $568 million for the three months ended March 31, 2005. Operating margin decreased from 30% to 8% primarily due to increased costs, particularly of raw materials and energy.

Excluding Mittal Steel USA ISG Inc., operating income decreased to $122 million for the three months ended March 31, 2006, as compared with $568 million for the three months ended March 31, 2005, primarily due to cost increases and declining average selling prices.

Europe

Operating income for the three months ended March 31, 2006 for the European region decreased to $344 million as compared with $492 million for the three months ended March 31, 2005. Operating margins fell from 17% for the first three months of 2005 to 12% for the three months ended March 31, 2006, primarily as a result of a decline in average selling price due to weaker market conditions and the impact of the weakening of the euro as compared to the U.S. dollar. Operating income for the three months ended March 31, 2006 also includes $56 million from the reduction of customer rebates as a well as $31 million of CO2 emission sales at Mittal Steel Ostrava.

Excluding Mittal Steel Kryviy Rih, operating income decreased to $284 million for the three months ended March 31, 2006, as compared with $492 million for the three months ended March 31, 2005, primarily as a result of a decline in average selling prices due to weaker market conditions and the impact of weaker European currencies versus the U.S. dollar.

Asia & Africa

Operating income for the three months ended March 31, 2006 for the Asia & Africa region decreased to $282 million, as compared with $632 million for the three months ended March 31, 2005. Operating margin fell from 31% for the first three months of 2005 to 15% for the three months ended March 31, 2006, primarily due to increased costs and lower selling prices due to the market conditions noted above.

Financing Costs

Net interest expense (interest expense less interest income) was 233% higher for the three months ended March 31, 2006 at $110 million as compared with $33 million for the three months ended March 31, 2005. Interest expense increased primarily due to increased indebtedness relating to the acquisition of, and assumption of debt at, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih.

Net Gain or Loss from Foreign Exchange

Mittal Steel uses the U.S. dollar as its reporting currency. Movements in the exchange rates of the currencies of the countries in which Mittal Steel has operations where the functional currency is not U.S. dollar versus the U.S. dollar have an impact on the earnings of Mittal Steel. Such exchange rate movements affect both revenues and costs.

The net gain from foreign exchange for the three months ended March 31, 2006 was $5 million as compared with $13 million for the three months ended March 31, 2005.

Income Tax

Mittal Steel’s income tax expense for the three months ended March 31, 2006 amounted to $116 million as compared with $92 million for the three months ended December 31, 2005. Consolidated deferred tax benefit was $35 million in the three months ended March 31, 2006, as compared to an expense of $107 million for the three months ended March 31, 2005.

The effective tax rate for the three months ended March 31, 2006, was 12%, primarily due to the release of valuation allowances of $107 million, as compared with 23% for the three months ended March 31, 2005, on income before taxes of $944 million and $1,719 million, respectively.

Mittal Steel’s combined effective tax rate for the full year is expected to be higher than the reported first quarter effective rate which was low due to the release of valuation allowances.

Minority Interest

Minority interest in income of subsidiaries amounted to $85 million for the three months ended March 31, 2006, as compared with $175 million for the three months ended March 31, 2005. The minority interests include Mittal Steel South Africa, Mittal Steel Ostrava, Mittal Steel Poland, Mittal Steel Annaba and Mittal Steel Kryviy Rih. Lower minority interest is due to lower income for the three months ended March 31, 2006, as compared with the three months ended March 31, 2005, particularly Mittal Steel South Africa, Mittal Steel Poland and Mittal Steel Annaba, as well as inclusion of Mittal Steel Kryviy Rih.

Net Income

Mittal Steel's net income for the three months ended March 31, 2006 decreased to $743 million as compared with $1,147 million for the three months ended March 31, 2005. This decrease was due to lower operating income and higher financing costs, partly offset by a lower minority interest and a lower tax expense, as discussed above.

Outlook for Second Quarter 2006

For the second quarter of 2006 (as compared to the first quarter of 2006), we expect shipments to increase significantly, average selling prices to increase slightly, and average cost of sales (excluding depreciation) per ton to remain flat.  We expect operating income to increase at a rate higher than the first quarter 2006/fourth quarter 2005 increase.

Liquidity and Capital Resources

Mittal Steel's principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

In management's opinion, Mittal Steel's financing facilities are adequate for its present requirements. As Mittal Steel is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries' ability to pay dividends.

Indebtedness

As of March 31, 2006, the Company's cash and cash equivalents, restricted cash and short-term investments, amounted to $2.2 billion as compared to $2.7 billion as of March 31, 2005. Restricted cash as of March 31, 2006 was $85 million as compared to $560 million as of March 31, 2005. In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $2.3 billion as of March 31, 2006 as compared to $1.3 billion as of March 31, 2005. The increase in borrowing capacity is mainly due to the Company signing a five-year $800 million Committed Multicurrency Letter of Credit and Guarantee Facility, which became effective in January 2006. The facility is used by the Company and its subsidiaries to issue letters of credit and financial guarantees. As of March 31, 2006, the Company utilized $207 million of this facility.

As of March 31, 2006, Mittal Steel's total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $8.3 billion, compared to $3.3 billion as of March 31, 2005. Most of the external debt is borrowed by the parent company on an unsecured basis. As of March 31, 2006, Mittal Steel's external debt bore interest at varying levels based on a combination of fixed and variable interest rates. Under some of the loan agreements and bonds outstanding, Mittal Steel's operating subsidiaries are required to comply with certain financial covenants. As of March 31, 2006, Mittal Steel's operating subsidiaries were in compliance with all such covenants. Mittal Steel has also guaranteed $0.8 billion of debt of its operating subsidiaries, and some of these guarantees have provisions whereby a default by one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries. Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures. In addition, the Company has guaranteed approximately $56 million of certain debts at its joint ventures I/N Tek and I/N Kote.

The following table summarizes the credit facilities of Mittal Steel:

	Limit		Utilization		Availability
	As of March 31, 2006	As of March 31, 2005	As of March 31, 2006	As of March 31, 2005	As of March 31, 2006	As of March 31, 2005
	(in $ millions)		(in $ millions)		(in $ millions)
Mittal Steel	3,370	1,467	1,570	429	1,800	1,038

Factoring and Securitization

In addition to the credit facilities noted above, certain of Mittal Steel's European subsidiaries are parties to receivables factoring and securitization facilities in the amounts set out below:

	Limit		Utilization		Availability
	As of March 31, 2006	As of March 31, 2005	As of March 31, 2006	As of March 31, 2005	As of March 31, 2006	As of March 31, 2005
	(in $ millions)		(in $ millions)		(in $ millions)
Mittal Steel	528	465	69	191	459	274

On April 1, 2006, Ispat Inland ULC redeemed $150 million of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010. The floating rate notes were redeemed at a price of 103.0% of the principal amount (the call premium of $4.5 million was expensed in the first quarter of 2006).

On January 19, 2006, Moody's Investors Services affirmed Mittal Steel's Corporate Family Rating at Baa3 and upgraded Mittal Steel's senior unsecured rating to Baa3 from Ba1. At the same time, Moody's upgraded certain debt instruments issued by Ispat Inland and Mittal Steel USA ISG Inc.

Following Mittal Steel's announcement of its offer to acquire a controlling stake in Arcelor S.A., Moody's Investors Services placed Mittal Steel's Baa3 Corporate Family Rating, as well as the Ba1 ratings of the debt of its subsidiaries, on credit review for possible downgrade, and Standard & Poor's Rating Services placed its BBB+ long-term credit rating for Mittal Steel on credit watch with negative implications. Fitch has also placed Mittal Steel's credit rating on negative ratings watch.

All three ratings agencies affirmed their negative ratings watch following Mittal Steel’s announcement on May 19, 2006 to improve the terms of its bid for Arcelor.

On January 30, 2006, the Company entered into a €5 billion (approximately $6.1 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor.

On January 30, 2006, the Company entered into a €3 billion (approximately $3.7 billion) credit agreement with the same group of lenders to refinance the $3.5 billion credit facility used to finance the Mittal Steel Kryviy Rih acquisition.

On May 23, 2006, the Company entered into a €2.8 billion (approximately $3.4 billion) credit agreement with the same of lenders, to finance the increased cash portion of the offer for Arcelor, in addition to the €5 billion credit agreement of January 30, 2006.

Sources and Uses of Cash

The following table summarizes cash flow of Mittal Steel for the three months ended March 31, 2006 and 2005:

	Summary of cash flow
	Three months ended March 31,
	2006	2005
	(in $ millions)
Net cash provided by operating activities	388	965
Net cash (used in) investing activities	(278)	(658)
Net cash (used in) financing activities	(130)	(509)

Net Cash Provided by Operating Activities

For the three months ended March 31, 2006, cash flow from operations decreased to $388 million as compared with $965 million for the three months ended March 31, 2005, primarily due to the lower net income for the period. For the three months ended March 31, 2006 net working capital (inventory plus accounts receivable plus prepaid expenses minus accounts payable minus accrued expenses and other liabilities) increased by $565 million. Accounts receivable increased due to increased sales activity.

Net Cash (Used in) Investing Activities

Net cash used in investing activities was $278 million for the three months ended March 31, 2006 as compared with $658 million for three months ended March 31, 2005. This is primarily due to movements in restricted cash, which increased by $445 million in three months ended March 31, 2005 primarily relating to $344 million for the equity investment in Hunan Valin and $98 million for the additional interest in Mittal Steel Zenica.

Net Cash (Used in) Financing Activities

Net cash used in financing activities was $130 million for the three months ended March 31, 2006 as compared with $509 million for the three months ended March 31, 2005. In the three months ended March 31, 2006, net movements in debt were minimal. Dividend payments in the first three months of 2005 included payments to Richmond Investment Holdings Limited, the then parent company's shareholder, which was a condition precedent to Ispat International's acquisition of LNM

Holdings. During the three months ended March 31, 2006, Mittal Steel paid dividends of $136 million ($88 million to Mittal Steel shareholders and $48 million to minority shareholders at Mittal Steel’s South African subsidiary).

As of March 31, 2006 Mittal Steel had approximately $2.1 billion of scheduled debt amortization between 2006 and 2007, without taking into account the impact of the offer to acquire Arcelor.

Shareholders' Equity

Shareholders' equity increased to $10,876 million as of March 31, 2006 as compared with $6,585 million at March 31, 2005.

On February 14, 2006, the Company's Board of Directors declared an interim dividend of $0.125 per share that was paid on March 15, 2006, and proposed to the general meeting of shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. That amendment was approved by the shareholders on May 9, 2006.

Mittal Steel will pay a $0.125 quarterly dividend on June 15, 2006.

Capital Expenditure and Investments

Capital expenditure during the three months ended March 31, 2006 was $263 million as compared $205 million for the three months ended March 31, 2005. The main projects in 2006 were: Mittal Steel Poland—Construction in progress of Hot-strip mill; Building of Coke Oven Battery No. 11 and auxiliary facilities; Modernization of Blast Furnace No. 2; Mittal Steel Galati—Modernization of Blast Furnace No. 3; Modernization of Blast Furnace No. 5; Mittal Steel Temirtau-Slab Caster and Convertor Shop; and Mittal Steel USA ISG—Continuous Anneal Line to Hot Dip Galvanize Conversion.

On January 27, 2006, Mittal Steel launched an offer to acquire the outstanding shares and convertible bonds of Arcelor. The consideration for the offer is a mix of cash and Mittal Steel shares. Under the offer as presented, the maximum amount of cash to be paid by Mittal Steel is €4.9 billion (approximately $5.9 billion), which Mittal Steel would finance through its €5 billion (approximately $6.1 billion) credit facility.

On May 19, 2006 Mittal Steel Company announced its decision to improve its offer made to the security holders of Arcelor SA. Under the terms of the revised offer, Arcelor shareholders will receive one (1) Mittal Steel share and €11.10 cash for each Arcelor share, to be adjusted as provided in the terms and conditions of the current offer (including all distributions in excess of €0.8 per share). In addition, they may opt for a cash or stock mix in any proportion they elect, provided that overall 29.4% of the aggregate consideration paid to Arcelor shareholders is paid in cash and 70.6% in stock. The maximum amount of cash to be paid by Mittal Steel will be approximately €7.6 billion and the maximum number of Mittal Steel shares to be issued will be approximately 684.46 million.

Upon completion of the offer, Mittal Steel undertakes to modify its corporate governance by amending its articles of association so as to eliminate all differences between class A common shares and class B common shares. All shareholders will hold ordinary shares carrying the same voting and economic rights. Each share will have one vote, irrespective of the length of time it has been held. The current right of holders of Mittal Steel class B common shares to make binding nominations for appointments to Mittal Steel’s Board of Directors will be removed. Directors will be elected by the general meeting of the shareholders, by a simple majority of the votes cast. Also, Mittal Steel will propose to enlarge the Board of Directors of Mittal Steel to 14 members. The Board of Directors will have a majority of independent directors.

In connection with the acquisition of certain of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years. As of March 31, 2006, Mittal Steel and its subsidiaries had capital commitments outstanding of $1.5 billion.

Mittal Steel has also made certain commitments relating to employees at certain of its operating subsidiaries. In many of these jurisdictions, it has agreed, in connection with the acquisition of interests in these subsidiaries, that it will not make collective dismissals for certain periods. These periods generally extend up to 10 years following the date of acquisition.

Capital expenditure is expected to be higher for the full year 2006 as compared to 2005 primarily due to expenditure on projects forming part of commitments made under various acquisition agreements, primarily in Europe, as well as investments in product mix enhancements throughout the Company. We expect to spend approximately $1.7 billion on capital expenditures in 2006, all of which is expected to be financed out of cash flow from operations.

See also “—Recent Developments”.

Off-Balance Sheet Arrangements

Mittal Steel has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, Mittal Steel is not contingently liable for the debt of any of its affiliates or joint ventures except debt attributable to I/N Tek and I/N Kote, of which the Company has guaranteed $56 million as of March 31, 2006.